Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843

The following materials were posted by Tim Hortons Inc. to its Transaction Update Website (available at: www.proxydocs.com/thi-transaction):

ENTRANCE NOTICE

DISCLAIMER

This website has been prepared solely for the purpose of providing information about Tim Hortons Inc. (“Tim Hortons”), Burger King Worldwide, Inc. (“Burger King”) and the contemplated transactions. No representation is made as to the completeness or accuracy of the information on this website.

Forward-Looking Statements

This website includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth on this website, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 1011773 B. C. Unlimited Liability Company (“Holdings”) and the New Red Canada Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U. S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This website and the materials on or accessible through this website do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On September 16, 2014, Holdings and Partnership filed a Registration Statement on Form S-4 with the SEC in connection with the transactions, which includes a draft joint information statement/circular of Burger King and Tim Hortons that also constitutes a preliminary prospectus of Holdings and Partnership in connection with the proposed transactions. These materials are not yet final and may be further amended. The joint information statement/circular will also be filed with the Canadian securities regulators and mailed to holders of Tim Hortons common shares after the Registration Statement is declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www. sec. gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www. sedar. com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons internet website for investors www. timhortons-invest. com, or from Burger King’s investor relations website at http://investor. bk. com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D. C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar. com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Basis of Access

Please note that this notice may be altered or updated from time to time. You should read it carefully in full each time you access the website.

The information contained on this website speaks only at the specified date of the relevant document or announcement reproduced on this website, and neither Tim Hortons, Burger King, nor any of their respective affiliates has, or accepts, any responsibility or duty to update or revise any such information, document or announcement (other than to the extent such duty arises as a matter of law or regulation) and reserves the right to add to, remove or amend any information reproduced on this website at any time in whole or in part at its sole discretion.

☐ I agree to abide by the terms and conditions.

 Enter Website

© 2014 Tim Hortons Copyright © 2014 Mediant Communications Inc. All Rights Reserved. News Releases August 26, 2014 World’s Third Largest Quick Service Restaurant Company Launched with Two Iconic and Independent Brands: Tim Hortons and Burger King Disclosure Documents August 29, 2014 Arrangement Agreement Related Materials September 16, 2014 Registration Statement on Form S-4 August 26, 2014 Investor Call Transcript Presentation Slides Transaction Update On August 26, 2014, Tim Hortons announced a proposed strategic transaction that will create a new global powerhouse in the quick service restaurant business, launched with two independent and iconic brands in Tim Hortons and Burger King. With approximately US$23 billion in system sales and over 18,000 restaurants in 100 countries worldwide, the new company will be the world’s third largest quick service restaurant business by system sales, with significant potential for international growth. The proposed transaction generates substantial value for shareholders and provides the opportunity to participate in the new company’s long-term value creation potential. The new company will be headquartered in Canada and listed on the TSX and NYSE. The Tim Hortons Board of Directors has unanimously determined that the transaction is in the best interests of the company. This site provides additional information on the transaction and related documents. Legal Notice

LEGAL NOTICE

DISCLAIMER

This website has been prepared solely for the purpose of providing information about Tim Hortons Inc. (“Tim Hortons”), Burger King Worldwide, Inc. (“Burger King”) and the contemplated transactions. No representation is made as to the completeness or accuracy of the information on this website.

Forward-Looking Statements

This website includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth on this website, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 1011773 B. C. Unlimited Liability Company (“Holdings”) and the New Red Canada Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U. S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This website and the materials on or accessible through this website do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On September 16, 2014, Holdings and Partnership filed a Registration Statement on Form S-4 with the SEC in connection with the transactions, which includes a draft joint information statement/circular of Burger King and Tim Hortons that also constitutes a preliminary prospectus of Holdings and Partnership in connection with the proposed transactions. These materials are not yet final and may be further amended. The joint information statement/circular will also be filed with the Canadian securities regulators and mailed to holders of Tim Hortons common shares after the Registration Statement is declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www. sec. gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www. sedar. com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons internet website for investors www. timhortons-invest. com, or from Burger King’s investor relations website at http://investor. bk. com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N. E., Washington, D. C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www. sedar. com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Basis of Access

Please note that this notice may be altered or updated from time to time. You should read it carefully in full each time you access the website.

The information contained on this website speaks only at the specified date of the relevant document or announcement reproduced on this website, and neither Tim Hortons, Burger King, nor any of their respective affiliates has, or accepts, any responsibility or duty to update or revise any such information, document or announcement (other than to the extent such duty arises as a matter of law or regulation) and reserves the right to add to, remove or amend any information reproduced on this website at any time in whole or in part at its sole discretion.

The registration statement on Form S-4, which includes a draft management proxy circular of Tim Hortons, can be located on the website of the U.S. Securities Exchange Commission, www.sec.gov.

The SEC website allows you to locate filings by the name of the filing entity, through the following search portal:

http://www.sec.gov/edgar/searchedgar/companysearch.html

The Form S-4 was filed on September 16, 2014 by New Red Canada Partnership and 1011773 B.C. Unlimited Liability Company. You can access their securities filings, including the Form S-4 containing the draft management proxy circular of Tim Hortons, through the link above.

Please note that the Form S-4, including the draft management proxy circular of Tim Hortons, is not final and will remain subject to change until such time as the Registration Statement has been declared effective by the SEC. Final versions of all documents for use in connection with a special meeting of shareholders to seek shareholder approval of the Arrangement will be filed by Tim Hortons on SEDAR and on EDGAR following the SEC’s review of the Form S-4, including the draft management proxy circular and concurrent with the mailing of such documents to Tim Hortons shareholders, all in accordance with applicable corporate and securities laws in Canada and the United States.

The registration statement on Form S-4, which includes a draft management proxy circular of Tim Hortons, can be located on the website of the U.S. Securities Exchange Commission, www.sec.gov. The SEC website allows you to locate filings by the name of the filing entity, through the following search portal: http://www.sec.gov/edgar/searchedgar/companysearch.html The Form S-4 was filed on September 16, 2014 by New Red Canada Partnership and 1011773 B.C. Unlimited Liability Company. You can access their securities filings, including the Form S-4 containing the draft management proxy circular of Tim Hortons, through the link above. Please note that the Form S-4, including the draft management proxy circular of Tim Hortons, is not final and will remain subject to change until such time as the Registration Statement has been declared effective by the SEC. Final versions of all documents for use in connection with a special meeting of shareholders to seek shareholder approval of the Arrangement will be filed by Tim Hortons on SEDAR and on EDGAR following the SEC’s review of the Form S-4, including the draft management proxy circular and concurrent with the mailing of such documents to Tim Hortons shareholders, all in accordance with applicable corporate and securities laws in Canada and the United States.